EXHIBIT 99.1

POET Technologies Provides Purchase Order Update

SAN JOSE, Calif., April 27, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced the cancellation of all purchase orders received by the Company from Celestial AI, including the ones for initial production units first disclosed (the "Purchase Orders") by the Company in a press release on April 25, 2023. Marvell Semiconductor Inc., which acquired Celestial AI, provided written notice of the cancellation to the Company on April 23, 2026. As the basis for the cancellation, Marvell indicated that the Company had made disclosures of information related to the Purchase Order and shipping information in contravention of its confidentiality obligations.

The Company remains focused on executing its strategic priorities and advancing product development within the AI and optical networking markets to meet increasing demand. This effort also involves fulfilling product deliveries for other customers, including a recently disclosed purchase order with another technology company with a value of approximately $5 million.

About POET Technologies Inc.

POET Technologies is a design and development company offering high-speed optical engines, light source products, and custom optical modules for the artificial intelligence systems market and hyperscale data centers. Its patented POET Optical Interposer™ platform enables seamless chip-scale integration of photonic and electronic devices using advanced semiconductor manufacturing techniques. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Tom Mika, EVP and CFO tm@poet.tech

Forward-Looking Statements

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements or information include the Company’s expectations regarding delivery of products under existing purchaser orders, demand for the Company’s products, the Company's product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those expressed in or implied by such forward-looking statements or information.. Assumptions have been made regarding, among other things, future growth, recruitment of personnel, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures, and such assumptions may prove to be incorrect. Actual results could differ materially due to a number of factors, including, without limitation, any possible ability of the Company to re-establish its relationship with Marvell Semiconductors and to secure future product orders from Marvell; the ability of the Company to satisfy its obligations under existing purchase orders; the failure of its products to meet performance requirements; increases, decreases, cancellations or delays in purchase orders already in place without significant penalty to the counterparty; failure to receive future purchase orders; lack of sales in its products, once released; operational risks in the completion of the Company’s anticipated projects; risks affecting the Company’s ability to execute projects; the ability of the Company to generate sales for its products; the ability to attract key personnel; the ability to raise additional capital and other risks and uncertainties discussed in the Company’s filings on SEDAR+ and with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in such filings. Prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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